

Mail Stop 3720

April 29, 2008

Mr. W. Benjamin Moreland
Executive Vice President and Chief Financial Officer
Crown Castle International Corp.
1220 Augusta Drive, Suite 500
Houston, TX 77057-2261
Facsimile: (713) 570-3053

      RE: Crown Castle International Corp.
               Form 10-K for the year ended December 31, 2007
               Filed February 27, 2008
               File No. 1-16441

Dear Mr. Moreland:

      We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please comply with our comments in future filings. Confirm in your response letter that you will do so. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 26

Competitive Benchmarking, page 27

1.   It is not clear whether the compensation committee uses the surveys underlying the telecom industry market data and the general industry market data for benchmarking purposes. If so, you must identify the companies in the surveys. Please confirm in your response letter that you will comply with our comment in future filings where you use the surveys to benchmark elements of your named executive officers' compensation. See Regulation S-K Item 402(b)(2)(xiv).

Short-Term Incentives, page 30

2.   Please disclose the corporate, business unit and individual AI Plan goals for each named executive officer. Disclose the extent to which the goals were achieved. To the extent the targets are not stated in quantitative terms, explain how the compensation committee determined the officer's achievement levels for that performance measure. If you believe that disclosure of performance goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose how difficult it would be for the executive or how likely it would be for you or a business unit to achieve the undisclosed performance goal. General statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you or a business unit to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm.

Long-Term Incentives, page 33

3.   We note your disclosure on page 37 of the determination of RSA grant levels. Please describe in more detail how the various factors you cite (i.e. a range based on 75th percentile of market, overall financial performance, individual performance, and anticipated future role) contributed to your determination of RSA grant levels for each of the named executive officers in your most recent fiscal year.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

Crown Castle International Corp.
April 29, 2008
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or Kathleen Krebs, Special Counsel, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director